FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Results of the Annual General Meeting of Shareholders and Changes to its Board of Directors

Toronto, Ontario (May 8, 2018) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to provide a summary of the voting results of its Annual General Meeting of Shareholders (the “Meeting”).
The Company would also like to announce the retirement of Patrick Downey from the Board of Directors, and the appointment of Elaine Ellingham.
“On behalf of the Board of Directors and management, I would like to thank Patrick Downey for his contributions and dedication over the years and wish him the very best in his future endeavours,” said John A. McCluskey, President and CEO. “I would also like to welcome Elaine Ellingham as a board member. Elaine brings over 30 years of experience within the mining industry including an in depth knowledge of the Island Gold mine as a past director of Richmont Mines.”
Ms. Ellingham is a mining executive and geologist. She is a consultant providing geological and corporate finance advisory services to international clients. Her experience includes eight years with the Toronto Stock Exchange and numerous roles in mineral exploration, corporate development and investor relations for a number of mining companies.
Results of the Meeting
The Company is reporting the voting results of its Meeting held on Monday, May 7, 2018 in Toronto, Ontario, Canada. The summary of the results are as follows:

Total Shares Voted:    323,266,319
Total Shares Issued and Outstanding:    389,379,754
Total Percentage of Shares Voted:    83.02%

TRADING SYMBOL: TSX:AGI NYSE:AGI

1.	Election of Directors
Each of the nominee directors listed in Alamos’ management proxy circular dated March 23, 2018 was elected as a director as set forth in the table below:

Name of Nominee	Vote For	%	Withhold Vote	%
Mark Daniel	288,371,211	97.59	7,125,223	2.41
Elaine Ellingham	291,262,969	98.57	4,233,465	1.43
David Fleck	292,907,923	99.12	2,588,511	0.88
David Gower	285,332,143	96.56	10,164,291	3.44
Claire Kennedy	292,864,764	99.11	2,631,670	0.89
John A. McCluskey	292,140,518	98.86	3,355,916	1.14
Paul J. Murphy	292,169,666	98.87	3,326,768	1.13
Ronald Smith	292,861,647	99.11	2,634,787	0.89
Kenneth Stowe	287,789,333	97.39	7,707,101	2.61

2.	Appointment and Compensation of Auditors
KPMG LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

	Vote For	%	Withheld Vote	%
KPMG LLP	320,098,790	99.02	3,165,298	0.98

3.	Approval of Approach to Executive Compensation
The non-binding advisory resolution approving the Company’s approach to Executive Compensation was passed.

	Vote For	%	Vote Against	%
Executive Compensation	283,701,801	96.01	11,792,399	3.99

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is

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FOR IMMEDIATE RELEASE

committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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